NORTHROP GRUMMAN CORPORATION
EXHIBIT 12(a)
NORTHROP GRUMMAN CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended March 31		Year Ended December 31
	2011	2010(1)	2010	2009	2008	2007	2006

Earnings:
Earnings (loss) from continuing operations before income taxes	$758	$609	$2,366	$2,073	1,841	$2,158	$1,895

Fixed Charges:
Interest expense, including amortization of debt premium	58	77	269	269	271	312	337
Portion of rental expenses on operating leases deemed to be representative of the interest factor	35	39	149	167	177	177	162

Earnings (loss) from continuing operations before income taxes and fixed charges	851	725	2,784	2,509	2,289	2,647	2,394
Fixed Charges:	93	116	418	436	448	489	499

Ratio of earnings to fixed charges	9.2	6.3	6.7	5.8	5.1	5.4	4.8

(1)	Certain prior-period information has been reclassified to conform to the current year’s presentation, including the effect of the spin-off of Shibuilding.